Tora Trading Services, LLC

(SEC ID. No. 8-66925)

Statement of Financial Condition

December 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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hours per response: 12

SEC FILE NUMBER
8-66925

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Tora Trading Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 California Street, 3rd Floor, Suite 300
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Catuna	415-546-2293	paul.catuna@lseg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP

(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
60 Crossways Park Drive West, Suite 301, Woodbury		New York, 11797	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Public Document
(Pursuant to Rule 17a-5(e)(3) under the Security and Exchange Act of 1934)

OATH OR AFFIRMATION

I, Paul Catuna, swear (or affirm) that, to the best of my knowledge and belief the financial report pertaining to the firm of Tora Trading Services, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Paul J Catuna   3/15/24
Signature   Date

Chief Financial Officer
Title



JAMES LICANO
Notary Public - State of Arizona
MARICOPA COUNTY
Commission # 642556
Expires January 15, 2027

James Licano
Notary Public

3-15-2024

TORA TRADING SERVICES, LLC

TABLE OF CONTENTS

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of
Tora Trading Services, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Tora Trading Services, LLC, (the "Company"), as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Mazars USA LLP

Woodbury, NY
March 15, 2024

TORA TRADING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

Assets

Cash and cash equivalents	$ 4,321,820
Accounts receivable, trade - net of $17,000 allowance	1,125,871
Due from member	1,908,833
Prepaid expenses and other assets	38,784
Property and equipment - net of $81,845 accumulated depreciation	56,008
Operating lease right-of-use asset	66,768
Total assets	$ 7,518,084

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 353,726
Due to affiliates	829,366
Accrued compensation	1,808,662
Operating lease liability	66,768
Total liabilities	3,058,522
Member's equity	4,459,562
Total liabilities and member's equity	$ 7,518,084

The accompanying notes are an integral part of this financial statement.

TORA TRADING SERVICES, LLC

NOTES TO FINANCIAL STATEMENT
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023

1. Organization

Tora Trading Services, LLC (the "Company") is organized as a Delaware limited liability company and maintains offices in the United States. The Company is a provider of multi-asset execution and trade order management systems and outsourced trading services for both buy-side and sell-side institutional investors. The Company is a securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company operates as an introducing broker dealer and does not hold funds or securities for customers, and does not owe any money or securities to customers.

The Company is wholly owned by Tora Trading Services Limited, a Cayman Islands company (the "Member"). The Member is a wholly owned subsidiary of Refinitiv US LLC, a Delaware limited liability company (the "Parent"), which is an indirect subsidiary of London Stock Exchange Group PLC ("the "Ultimate Parent" or "LSEG").

2. Summary of Significant Accounting Policies

Basis of Presentation — The accompanying financial statement of the Company has been presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's results of operations and financial position could differ significantly from the financial position and results that would have been achieved if the Company was not owned by the Member, the Parent, and the Ultimate Parent.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Service Revenue — The Company earns revenue by providing its Member services. The Company earns cost plus 10% for outsourced trading and general and administrative expenses incurred in the ordinary course of business, and is reimbursed at cost for identified third party and sub-contractor expenses as well as any significant infrequent and/or extraordinary expenses. Revenue is recognized at the point in time the expenses are incurred.

Software Commissions — The Company derives revenue from software licensing, which includes fees generated when end users execute transactions utilizing its software through customers (broker dealers). Software license fees are billed and paid monthly, quarterly, or annually.

Execution Commissions — The Company also derives revenue from commissions which are earned when the Company executes trades as a broker for end users.

Software commissions and execution commissions are recognized at a point in time, on a trade date basis, which is when the Company's performance obligations have been substantially completed and the transaction price is determinable.

It is the Company's judgment that the geographical location and contracts of the end users do not affect the nature, timing, or certainty of revenue or cash flow, and therefore do not warrant disaggregation.

Cash and Cash Equivalents — The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less at acquisition, other than those held for sale in the ordinary course of business, to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk. At December 31, 2023, the Company did not hold cash equivalents.

Accounts Receivable – trade — The Company records receivables when it invoices customers for software commissions and execution commissions. Accounts receivable are carried at estimated collectible amounts and amounted to $434,058 at January 1, 2023 and $1,125,871 at December 31, 2023. Credit is generally extended on a short-term basis; thus, accounts receivable do not bear interest. Accounts receivable are periodically evaluated for collectability based on credit history and current financial condition. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risks, estimated value of collateral, if any, and current economic conditions. Accounts receivable are written off when deemed uncollectible. The allowance for doubtful accounts totaled $17,000 as of December 31, 2023.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents in banks that management believes are creditworthy, however deposits may exceed the amount of the Federal deposit insurance provided. At December 31, 2023, the amount held in excess of insured limits was approximately $3,800,000.

At December 31, 2023, three customers accounted for 64% of accounts receivable, trade.

Due from Member — The Company collects service revenue from the Member. The balance due from Member was $2,408,682 at January 1, 2023 and $1,908,883 at December 31, 2023. The Company considers Due from Member to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment — Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over the estimated useful lives of the assets. Assets acquired under finance leases are amortized using the straight-line method over the shorter of the lease term or estimated useful life.

Leases — The Company determines at inception if an arrangement is a lease. Operating lease right-of-use assets and corresponding lease liabilities are separately stated on the statement of financial condition.

Certain lease arrangements include obligations to pay for other services, such as maintenance and utilities. These amounts are not included in lease assets and lease liabilities.

Operating lease expense is recognized on a straight-line basis over the lease term.

Due to Affiliates — The Company has product distribution and trade mark license agreements with the Parent and affiliates. The distribution and trademark agreements allow the Company to promote, support, and sell all of the Ultimate Parent Company products globally.

Income Taxes — As a single member limited liability company, the Company is not directly liable for income taxes. Accordingly, federal and state income taxes have not been reflected in the accompanying financial statement.

The Company is in accordance with the terms of FASB Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"), which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statement and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Topic 740, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position as of December 31, 2023, and does not expect any material adjustments to be made. Tax years after 2019 remain subject to U.S. federal and state income tax examinations.

Costs to Obtain a Contract — Certain sales commissions paid to the Company's sales people are considered incremental and recoverable costs of obtaining a contract. These sales commissions only become guaranteed once a revenue threshold has been reached in aggregate. The Company has elected, as a practical expedient, to expense the commissions as incurred as all contracts are equal to or less than one year.

Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, the amount due from broker, accounts payable and accrued liabilities approximate fair values because of the short-term maturities and/or liquid nature of these assets and liabilities. Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) and CFTC Regulation 1.17 which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2023, the Company's net capital was $1,576,783, which exceeded the minimum requirement by $1,326,783. The Company's ratio of aggregate indebtedness to net capital at December 31, 2023 was 1.9 to 1.

4. **Statement of Financial Condition Components**

At December 31, 2023, accrued compensation consisted of the following:

Accrued compensation	
Accrued retention awards	$ 1,416,666
Accrued vested option grants	118,123
Accrued PTO	244,191
Other accrued compensation	29,682
	$ 1,808,662

5. **Leases**

Supplemental statement of financial condition information related to leases is as follows:

Operating Leases

Operating lease - right of use asset	$	66,768
Operating lease liability	$	66,768

At December 31, 2023, the Company had a weighted average remaining lease term of 4 months for its operating leases, and a weighted average discount rate of 4.5% for its operating leases.

Maturity of the Company's lease liability is as follows:

Year ending	Operating Leases
2024	$ 67,430
Less imputed interest	(662)
Total lease liability	$ 66,768

6. **Related Party Transactions**

In the normal course of conducting its business, the Company is party to various transactions with the Member, the Parent, the Ultimate Parent and affiliates. The following is a summary of those transactions.

The Company entered into trademark license agreements with Refinitiv US Organization, LLC for trademark licensing rights within the United States of America and with Financial and Risk Organization Limited for all other territories. These agreements grant the Company a non-exclusive license to use the trademark for the sole purpose of marketing, promoting, and distributing Refinitiv products. As of December 31, 2023, the outstanding amount due under these agreements was $35,175.

The Company has Distribution agreements with Refinitiv US Organization, LLC and with Financial and Risk Organization Limited. These agreements grant the Company the right to promote, support and distribute all LSEG information and workflow products. As of December 31, 2023, the Company has an outstanding balance due under these agreements of $781,691.

The Company also has a services agreement with its Parent for compliance services. As of December 31, 2023, the Company has an outstanding balance due under these agreements of $12,500.

Amounts from transactions with affiliates included on the Statement of Financial Condition consist of the following:

Due to Affiliates		
Financial and Risk Organization Limited	$	667,160
Refinitiv US Organization LLC		149,706
Refinitiv US LLC		12,500
	$	829,366

Refer to Note 2 for Service revenue from member and Due from member.

The Company's operations and financial position could differ from those that would have been attained if these entities were unrelated.

7. **Accrued Compensation**

Vested Stock Options

On the Closing Date of LSEG's acquisition of Tora Holdings, all unexercised options issued under the Tora Holdings 2010 Equity Incentive Plan ("2010 Plan") and the Tora Holdings 2020 Equity Incentive Plan ("2020 Plan") were cancelled, ceased to be outstanding, and ceased to exist. There are no options available for future issuance. The options that were outstanding and vested immediately prior to the cancellation were converted into a net exercise cash payment at the closing merger consideration value of $23.87 per share, which was paid in August 2022.

The unvested portion converted into the right to receive the cash equivalent of the net exercise of the options at the closing merger consideration value of $23.87 per share, provided the option holder's continued service as an employee or consultant of the Company or a parent or subsidiary through each vesting date. The unvested portion is paid out quarterly. Payments will continue until all unvested cash awards are vested in July 2025.

At December 31, 2023, the Company had a liability of $118,123 for unvested net exercised options.

Future payments for unvested options are as follows:

2024	$	781,416
2025		455,826
Total future unvested options payments	$	1,237,242

Retention Awards

The Tora Holdings, Inc. Retention Plan ("Retention Plan") was created in 2022, effective as of the Closing Date of LSEG's acquisition of Tora Holdings. Select employees were invited to participate in the Retention Plan, which sets out individual retention awards and retention dates for each participant. All participants earned 25% of their total retention award as of the Closing Date. The remainder of the retention awards are split into two groups. The first group received the remaining 75% of their retention awards on the first anniversary of the Closing Date. The second group received another 25% of their retention awards on the first anniversary of the Closing Date, and the remaining 50% of their retention awards will be paid on the second anniversary of the Closing Date, August 2024. Receipt of each award is conditioned on the participant's continued service to the Ultimate Parent from the Closing Date through the applicable Retention Date.

Future retention payment commitments for the year ended December 31, 2024, are $2,037,500.

8.   Employee Benefit Plan

The Company's 401(k) profit sharing plan covers all employees who are over the age of 21 and will be employed for at least 1,000 hours of service per year of eligibility. The plan provides for matching employee contributions of 100% of the elective deferral which does not exceed 5% of compensation up to $7,000. All employer contributions vest immediately.

9.   Subsequent Events

The Company evaluated subsequent events through March 15, 2024, the date the financial statement was available to be issued.

* * * * * *